# Josh Rudolf

San Francisco Bay Area

jjrudolf@gmail.com

linkedin.com/in/jjrr2

## Experience

### Co-Founder
Ghost Town Oats
Dec 2020 - Present (1 year 5 months +)

 **Head of Product**
Pump
Apr 2018 - Present (4 years 1 month +)
Building the social layer for cap tables. Backed by Index Ventures, Greylock, and Chapter One. (Chalk is now Pump).

 **Mobile Foundation Team**
Slack
2014 - 2018 (5 years)
I was fortunate to join Slack when the entire company was ~50 people, as one of the first hires on the mobile team: Directly responsible for planning, performance, feature releases, developer tooling, and helping to scale the mobile apps to millions of DAUs.

 **Mobile Product**
Basis, an Intel company
2013 - 2014 (2 years)
Basis was acquired by Intel Corp. in early 2014

https://techcrunch.com/2014/03/03/basis-goes-to-intel-for-around-100m/

 **Product Manager**
MakerBot
Jun 2012 - Oct 2013 (1 year 5 months)
Product lead for launch of new 3D printer line. MakerBot was acquired by Stratasys Ltd in 2013.

https://www.forbes.com/sites/kellyclay/2013/06/19/3d-printing-company-makerbot-acquired-in-604-million-deal/#6271958d1ef8

## Education

 **University of North Carolina at Chapel Hill**

 **Brooklyn Law School**

Doctor of Law - JD, Cum Laude

Brooklyn Law Review - Editor

Graduated in the top 10% of class

## Skills

Product Management　•　Data Analysis　•　Mobile Applications　•　Git